UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended January 27, 2012 [Press Releases]

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

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PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE December 9, 2011
CANADIAN ZINC RECEIVES ENVIRONMENTAL APPROVAL Review Board approves proposed Prairie Creek Mine

Vancouver, British Columbia, December 9, 2011 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to announce that the Mackenzie Valley Environmental Impact Review Board has approved the proposed operation of the Prairie Creek Mine in the Northwest Territories.

The Mackenzie Valley Environmental Impact Review Board (“MVEIRB” or “Review Board”) issued its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc’s proposed Prairie Creek Mine (the “EA Report”) on December 8, 2011 and submitted the Report and Decision to the Honourable John Duncan, Federal Minister of Aboriginal Affairs and Northern Development.

The Review Board has concluded that the proposed development of the Prairie Creek Mine is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern. The Review Board has therefore concluded that an environmental impact review of this proposed development is not necessary and that the Prairie Creek Mine project should proceed to the regulatory phase for approvals.

“This favourable Report is a significant step forward for the Prairie Creek Mine”, said John Kearney, Chairman and Chief Executive of Canadian Zinc. “It has been a long and exhaustive process, the Review Board carried out a detailed environmental assessment and receiving a positive decision from the Review Board is confirmation that all of our efforts have been worthwhile. We are very satisfied with this Report and Decision and gratified to have received the approval of the Review Board”, added Mr. Kearney.

The Mackenzie Valley Environmental Impact Review Board is the primary authority responsible for all environmental assessment and review throughout the Mackenzie Valley in the Northwest Territories.

The Review Board has provided three suggestions that would improve the monitoring and management of potential impacts from the development of the Prairie Creek Mine.

Suggestion #1

The Review Board notes that construction of a second water storage pond may address a broader range of risks and result in better water management on site and improved water quality in Prairie Creek. The Review Board suggests that the Mackenzie Valley Land and Water Board consider this during the licensing phase.

Suggestion #2

The Review Board suggests that Canadian Zinc prepare a Tailings Management Plan for both the permanent storage of tailings underground and the temporary storage of tailings on surface at the mine site. The Review Board suggests that this Plan should be part of the water licence.

Suggestion #3

The Review Board suggests that the Company use secondary containment of concentrate during transport along the winter road to reduce the risk of contaminant dispersal.

UReport of Environmental Assessment

The Review Board has concluded, pursuant to paragraph 128 (1) (a) of the Mackenzie Valley Resource Management Act, that the proposed development of the Prairie Creek Mine as described in this Report of Environmental Assessment, including the list of commitments made by Canadian Zinc during the proceedings, is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern.

UWater quality objectives

To achieve its proposed water quality objectives, Canadian Zinc made commitments to enhance its water treatment plant, increase water storage capacity and construct an improved mine effluent outfall for discharge into Prairie Creek. Canadian Zinc and the Department of Aboriginal Affairs and Northern Development proposed differing approaches to site specific water quality objectives for Prairie Creek. The Review Board is of the view that the implementation of either approach to site specific water quality objectives is not likely to significantly impact water quality in Prairie Creek in the area of the mine site, in Prairie Creek at the Nahanni National Park Reserve boundary, or in Prairie Creek at its confluence with the South Nahanni River.

UWater storage and treatment

The Review Board is of the opinion that either option proposed by Canadian Zinc for increasing water storage capacity on site will improve the project so that significant adverse impacts to the environment are not likely. Canadian Zinc has committed to enhancing the water treatment plant and has committed to increasing water storage capacity either by raising the dykes in the existing water storage pond or by constructing a second water storage pond. The Review Board suggests that the Mackenzie Valley Land and Water Board consider this during the licencing phase.

UTailings

In the Review Board’s opinion, the Company’s approach to tailings management by placing all tailings underground as tailings paste backfill by the end of mine operations can be achieved and will reduce impacts on water quality so that they are not likely to be significant. The Review Board suggested that Canadian Zinc prepare a Tailings Management Plan for the permanent storage of tailings underground and the temporary storage of tailings on surface at the mine site.

USocio-economics

The Review Board found that there is broad support among aboriginal organizations and communities in the Dehcho Region for the benefits that the Prairie Creek Mine could bring to the Dehcho Region of the Northwest Territories.  The Review Board acknowledged the commitments that Canadian Zinc has made toward mitigating potentially adverse social impacts of the project on First Nations and communities in the region.

The Socio-economic Agreement between Canadian Zinc and the Government of the Northwest Territories is a key document in the Review Board’s findings on impacts of the project on the human environment.  In the Review Board’s view, the Prairie Creek Mine is not likely to have significant adverse impacts on the human environment of the Dehcho Region or the Northwest Territories provided the developer’s commitments are followed and enforced and the Socio-economic Agreement is implemented.

UCommitments by Canadian Zinc

Throughout the environmental process Canadian Zinc proposed design modifications to the mine site and access road to improve the project and minimize potentially adverse impacts to the environment. Key design modifications include commitments to increase water storage capacity at the mine site, an improved mine effluent design, an enhanced water treatment plant and re-alignments of the access road.

The Review Board based its decision on the assumption that Canadian Zinc would fulfill its commitments made during the proceedings. These commitments are important for the Review Board’s decision on the significance of adverse impacts. In the Review Board’s opinion, it is therefore important that the Company, appropriate regulatory authorities, and government agencies ensure that Canadian Zinc fulfills its commitments listed in Appendix “B” of the EA Report.

“We are pleased that the Review Board has accepted our submission that the Prairie Creek Mine can be successfully operated, and eventually closed, with minimal impacts on the environment and we are comfortable with the Boards suggestions” said Alan Taylor, Chief Operating Officer of Canadian Zinc.

“The support from the Nahanni Butte Dene Band and from the Liidlii Kue First Nation, together with the co-operation and support of the Government of the Northwest Territories, were important factors in the Review Board’s decision and reflect the significant economic contribution that the Prairie Creek Mine will bring to that region of the Northwest Territories”.

“We also acknowledge the co-operation of the various government departments and agencies throughout the EA process and their input in addressing and resolving many issues” added Mr. Taylor.

The full text of the Report of Environmental Assessment and Reasons for Decision, together with all proceedings, transcripts, technical reports and detailed information on the EA (EA0809-002) of the Prairie Creek Mine are available on the website registry of the Review Board at HUhttp://www.reviewboard.ca/registry/UH, under the file of Canadian Zinc Corporation.

UPermitting Process Going Forward

The EA Report and Decision has been forwarded to the Federal Minister of Aboriginal Affairs and Northern Development. The Review Board has concluded that an environmental impact review of this proposed development is not necessary and that the Prairie Creek Mine project should proceed to the regulatory phase for approvals.

The regulatory stage, managed by the Mackenzie Valley Land and Water Board (“MVLWB”) with input from territorial and federal agencies, will be the permitting stage in which the permits and licences are issued by the Water Board. These permits may include the suggestions included in the EA Report.

If the Review Board determines that a proposed development is not likely to have any significant adverse impact on the environment, or be a cause of significant public concern, the Act provides that no regulatory authority can issue a licence, permit or other authorization before the expiration of ten days after receiving the Report of Environmental Assessment from the Review Board. The Act also provides that the Minister may order an environmental impact review of the proposal, notwithstanding the Review Board’s determination.

UEnvironmental Assessment Background

In June 2008, Canadian Zinc applied to the Mackenzie Valley Land and Water Board for a Type “A” Water Licence and three Land Use Permits (“LUP”) to establish mining operations at the Prairie Creek Mine site in the Northwest Territories.

The application was referred to environmental assessment by the MVEIRB, which is responsible under the Mackenzie Valley Resource Management Act (“MVRMA” or the “Act”) for carrying out the environmental assessment and review process in the Mackenzie Valley, and has since worked its way through the various stages of the EA, including a Written Hearing on the terms of reference, scoping sessions, submittal of a Developers Assessment Report, two formal Information Requests and two Technical Sessions, a Community Hearing and a two day Public Hearing, followed by Closing Submissions.

During the EA process, representatives of various parties, including government departments and agencies and local aboriginal organizations and communities and members of the public, had the opportunity to actively participate.

UPrairie Creek MineU

The Prairie Creek mineral deposit is a major Canadian resource which contains substantial quantities of zinc, lead and silver. The mineral resource at the Prairie Creek Project comprises total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161 grams silver per tonne and a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne. [Technical Report October 2007, Minefill Services Inc Dr. David Stone and Stephen Godden, Qualified Independent Persons, in compliance with NI 43-101].The Measured and Indicated Resource is capable of supporting a mine life in excess of fourteen years at the planned initial rate of 600 tonnes per day, which will increase to 1,200 tonnes per day, and the future inclusion of Inferred Resources is expected to extend the mine life to at least 20 years.

A Project Description Report (“PDR”) was prepared and filed with the Mackenzie Valley Land and Water Board in May 2008 in support of the application for operating permits.  The PDR describes in detail the proposed new mining operations at Prairie Creek and contemplates the construction of new facilities including installation of new fuel-efficient/low-emission power generating units, a kitchen/accommodation block, concentrate storage shed, an incinerator, a new engineered waste rock pile and two new transfer stations along the winter road.

The proposed new operation at Prairie Creek utilizes the existing infrastructure and facilities that were built in the 1980s and which will be upgraded and enhanced to meet current-day environmental standards.  The improvements proposed for specific site facilities will further mitigate the potential impact the Project may have on the environment.  Specifically, the Company proposes to place waste rock and tailings underground in a cemented backfill mix, use the existing large pond for temporary water storage, and place development waste rock in an engineered facility removed from the Prairie Creek floodplain.

A summary of the proposed Prairie Creek mine operations as described in the Project Description Report filed with the Mackenzie Valley Land and Water Board follows:

UThe MineU: All mining will be performed from underground. Underground development and workings (about 5,000 metres) already exist on three levels, including the new 600 metre decline driven in 2006/07.  Proposed production rates will initially start at 600 tonnes per day and may build to 1,200 tonnes per day.  Mining will occur on a year round basis by cut-and-fill methods.  Mine voids will be backfilled with a mix of flotation tailings, waste rock aggregate and cement.

UThe MillU: The Mill, which is already constructed on site but never operated, will process 600-1,000 tonnes per day.  Ore will be crushed to a gravel-size and subjected to dense media separation.  The lighter, uneconomic “gangue” minerals will create a waste rock aggregate.  Denser material will be processed further by grinding and flotation to produce concentrates of lead sulphide, zinc sulphide and lead oxide.  No hazardous chemicals will be used in the process.

UConcentrates and Road HaulU: The concentrates will be bagged, stored under cover and trucked off-site on flat-deck trailers over the winter road. Canadian Zinc has also applied for Type “A” LUP’s for two new transfer facilities, one to be located approximately mid-point along the winter road and the other at the junction of the winter road with the Liard Highway near to the community of Nahanni Butte. The trucks will then travel south bound on Highway 7, over a distance of approximately 130 kilometers to the border with British Columbia and onwards to the railway at Fort Nelson, from where the concentrates will be railed and shipped to smelters in Canada and/or overseas. When in production the Prairie Creek Mine will add significantly to Canada’s production of lead and zinc concentrates.  When in full scale production Canadian Zinc is planning annual production of up to 100 million pounds of zinc, 90 million pounds of lead and 2 million ounces of silver.

UWaste ManagementU: All flotation tailings will be backfilled into the voids in the underground mine in a mix with the waste rock aggregate and cement.  The flotation tailings are expected to be non-acid generating with low sulphide content and excess buffering capacity.  Waste rock from underground development along with excess waste rock aggregate from the DMS plant will be placed in an engineered Waste Rock Pile (“WRP”) in the adjacent Harrison Creek valley.

USite InfrastructureU: The Prairie Creek Site presently contains a near complete mill, three levels of underground workings, a fuel tank farm, office facilities, accommodation facilities and workshops.  Existing buildings and structures will be upgraded and modernized.  New facilities will include fuel-efficient low-emission power generation units, a kitchen/accommodation block, concentrate shed and an incinerator.

USocio-EconomicsU: The operation of the Prairie Creek Mine will provide substantial economic stimulus to the region of the NWT, and presents a unique opportunity to enhance the social and economic well being of the surrounding communities.  There will be approximately 220 direct full time jobs, half of this number being on-site at any one time.  Personnel will generally work a three weeks on, three weeks off schedule (with variations as required).  Canadian Zinc’s objective is to employ a workforce with a 60% northern content, and a 25% First Nations content.  In addition, there will be many indirect business and employment opportunities, mostly related to transport, supply of the Mine Site and environmental monitoring and management.

UMine ClosureU: At the end of the Mine’s life, the Site will be reclaimed.  The underground development will be backfilled.  Bulkheads at strategic points will help limit the movement of groundwater.  The objective is to create a complete seal to ensure there is no long term mine drainage.  The WRP will be covered and sealed with a clay-rich soil.  Site buildings and infrastructure, if deemed not to have any future use, will be dismantled and the Site will be returned to its natural setting.

UQualified Person

Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is a Qualified Person for the purposes of NI 43-101 and has approved this press release.

UCautionary Statement – Forward-Looking Information
This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

UCautionary Note to United States Investors
The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	0BAlan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: Uinvest@canadianzinc.comU      Website: Uwww.canadianzinc.com

EXHIBIT LIST

99.1	Press Release – December 13, 2011 - Canadian Zinc Announces C$6 Million Financing
99.2	Press Release – December 15, 2011 - Canadian Zinc Increases Previously Announced Financings -- Contemporaneous Private Placement for $10,050,000 -- Total Financings of $17.5 Million
99.3	Press Release –December 30, 2011 - Canadian Zinc Announces Closing Of: $2.5 Million Private Placement of Flow-Through Common Shares and $6.03 Million First Tranche Of Private Placement of Units
99.4	Press Release – January 6, 2012 Canadian Zinc Announces The Closing of $5.1 Million Bought Deal Public Offering of Units

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: January 30, 2012	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman